                          Filed by Orchid BioSciences, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Lifecodes Corporation
                          Commission File Number:  000-30267

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 about Orchid BioSciences, Inc. and Lifecodes Corporation. While management of Orchid and Lifecodes make their best efforts to be accurate in making such forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements herein address the following subjects: Orchid's expectations that Orchid's and Lifecodes' combined technology and expertise will strengthen Orchid's leadership position in established markets for identity genomics, with estimated annual worldwide sales of between a quarter and a half billion dollars, Orchid's plans to achieve pricing leadership, significantly lower costs and develop new product and service offerings, Orchid's intention to use the combined leadership of Orchid and Lifecodes to transform the markets of identity genomics for forensics and paternity, Orchid's expectation that it will become the market leader in identity genomics testing in the United States, Orchid's intention to use the leadership position of the combined entity to structure its identity genomics business for greater efficiency and cost effectiveness, rationalizing pricing and applying Orchid's proprietary SNP scoring technologies to industrialize the DNA analysis process, Orchid's intention to launch its Orchid Diagnostic unit, Orchid's expectation that its revenues will double next year and that Orchid's profitability will accelerate by about 12 months to early 2004 as a result of the acquisition and Orchid's plans to identify proprietary medical applications of SNPs.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, but not limited to, costs related to the merger, failure of Lifecodes' stockholders to approve the merger, the risks that the expected benefits of the merger may not be realized, the risk Orchid loses its technological advantages, the risk Orchid fails to manage its growth effectively, uncertainties relating to technologies, product development, manufacturing, market acceptance, cost and pricing of Orchid products, dependence on collaborations and partners, regulatory approvals, competition, intellectual property of others, and patent protection and litigation. Orchid does not intend to update any of the forward-looking statements after the date of this filing to conform these statements to actual results or to changes in its expectations, except as may be required by law. These risks and other additional factors affecting Orchid's business are discussed in Orchid's Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001.

THE FOLLOWING IS THE TEXT OF THE FORM 8-K ORCHID FILED WITH THE SEC REGARDING THE MERGER ON OCTOBER 5, 2001.

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 --------------

                                    FORM 8-K

                                 CURRENT REPORT

                         Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

                                 --------------

        Date of Report (Date of earliest event reported): October 1, 2001

                            ORCHID BIOSCIENCES, INC.
             (Exact name of registrant as specified in its charter)

            Delaware              000-30267                22-3392819
        ---------------         --------------        -------------------
        (State or other          (Commission             (IRS Employer
        jurisdiction of          File Number)         Identification No.)
                                incorporation)


                              303 College Road East
                               Princeton, NJ 08540
               ---------------------------------------------------
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (609) 750-2200

                                 Not Applicable
          -------------------------------------------------------------
          (Former name or former address, if changed since last report)



Item 5. Other Events.

     On October 1, 2001, Orchid BioSciences, Inc. announced that it had entered into an Agreement and Plan of Merger, dated as of October 1, 2001, which sets forth the terms and conditions of the proposed acquisition of Lifecodes Corporation by Orchid BioSciences, Inc.

Under the terms of the Agreement and Plan of Merger, which have been approved by the boards of directors of both Orchid BioSciences, Inc. and Lifecodes Corporation, Persia Merger Sub, Inc., a wholly owned subsidiary of Orchid BioSciences, Inc., will merge with and into Lifecodes Corporation, resulting in Lifecodes Corporation surviving the transaction and becoming a wholly owned subsidiary of Orchid BioSciences, Inc. Orchid BioSciences, Inc. will issue approximately 6.5 million new shares of common stock in the transaction in exchange for 100% of the outstanding equity of Lifecodes Corporation. The transaction will be structured as a tax-free exchange. The transaction is subject to approval by Lifecodes Corporation's stockholders and other closing conditions and is expected to close in the fourth quarter of 2001.

     The Agreement and Plan of Merger and the accompanying Letter Agreement, are incorporated herein by reference into this Item 5.

Item 7. Financial Statements and Exhibits.

(c)  Exhibits.

     2 Agreement and Plan of Merger, dated as of October 1, 2001, by and among Orchid BioSciences, Inc., Persia Merger Sub, Inc. and Lifecodes Corporation and Letter Agreement, dated as of October 1, 2001, by and between Orchid BioSciences, Inc. and Lifecodes Corporation modifying the Agreement and Plan of Merger.

     99 Press Release, dated October 1, 2001, announcing the execution of the Agreement and Plan of Merger by and among Orchid BioSciences, Inc., Persia Merger Sub, Inc. and Lifecodes Corporation.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            ORCHID BIOSCIENCES, INC.
                                            (Registrant)

Date: October 5, 2001                       /s/ Donald R. Marvin
                                            -------------------------
                                            Name:  Donald R. Marvin
                                            Title: Senior Vice President, Chief
                                            Operating Officer & Chief
                                            Financial Officer

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                              Sequential
Number                    Description                                Page Number
------                    -----------                                -----------

   2 Agreement and Plan of Merger, dated as of October 1, 2001, by and among Orchid
               BioSciences, Inc., Persia Merger Sub, Inc. and
               Lifecodes Corporation and Letter Agreement, dated as of October 1, 2001, by and between Orchid BioSciences, Inc. and Lifecodes Corporation modifying the Agreement and Plan of Merger.

 99 Press Release, dated October 1, 2001, announcing the execution of the Agreement and Plan of Merger by and among Orchid BioSciences, Inc., Persia Merger Sub, Inc. and Lifecodes Corporation.

                                                                       EXHIBIT 2

The Agreement and Plan of Merger and accompanying Letter Agreement for Orchid's acquisition of Lifecodes was filed by Orchid under cover of the Form 8-K filed on October 5, 2001 and is incorporated by reference into this filing.

                                                                      EXHIBIT 99

FOR IMMEDIATE RELEASE
---------------------

Contact:
Orchid BioSciences, Inc.
(609) 750-2200
Barbara L. Lindheim
Vice President, Strategic Communications


                           ORCHID TO ACQUIRE LIFECODES

   --Expected 2002 Total Revenues of Combined Companies More Than $50 Million;
                   Enables Launch of Orchid Diagnostics Unit--

PRINCETON, N.J., OCT. 1, 2001 - Orchid BioSciences, Inc. (Nasdaq: ORCH) today announced that it has signed a definitive agreement to acquire Lifecodes Corporation, a leading provider of identity genomics testing for forensics and paternity, in an all-stock agreement. Under the terms of the agreement, which have been approved by the Boards of Directors of both Orchid and Lifecodes, Orchid will issue approximately 6.5 million new shares of common stock in the transaction in exchange for 100% of the outstanding equity of Lifecodes. The merger is subject to approval by Lifecodes' stockholders and other closing conditions, and is expected to close in the fourth quarter of 2001. The transaction will be structured as a tax-free share exchange. Further financial details were not disclosed.

Strategic Highlights of the Acquisition:
---------------------------------------

Orchid expects that its acquisition of Lifecodes will:

 .    Contribute to the approximate doubling of Orchid's 2002 revenues, projected to total well over $50 million for the combined companies
 .    Enable the launch of a new Orchid Diagnostics unit with initial annual product sales estimated at more than $12 million
 .    Make Orchid the U.S. market leader in established markets for identity genomics, which have estimated annual worldwide sales of approximately one half billion dollars
          . By consolidating leadership in the identity genomics market and applying its advanced genetics technologies to the sector, Orchid intends to:
                    .    Achieve pricing leadership
                    .    Significantly lower costs
                    .    Develop new product and service offerings

 .    Make Orchid the largest DNA diversity testing company in terms of revenue and capacity for performing accredited testing
 .    Expand Orchid's international network to 8 accredited genotyping labs for genetic diversity analysis
 .    Be cash accretive in about 12 months
 .    Accelerate Orchid's expected time to profitability by approximately one year
 .    Balance Orchid's high potential SNP and pharmacogenetics businesses with a large, stable, growing base of recurring revenues

"Orchid is already a leading provider of services and products for genetic diversity analysis," said Dale R. Pfost, Ph.D., chairman, president and chief executive officer of Orchid. "By acquiring Lifecodes, we become the U.S. market leader in identity genomics for forensics and paternity. We intend to use this leadership and Orchid's advanced technologies to transform these markets. We also plan to leverage our role as one of the largest providers of genotyping services in the world to offer expanded service and product offerings enabled by Orchid's proprietary SNP technologies. We believe that this will be a very positive combination for our customers and for our existing and new employees. We also expect that this acquisition will be good news for our shareholders, providing the balance of a stable and growing revenue base with the upside potential of Orchid's leading SNP analysis and pharmacogenetics businesses, as well as earlier profitability."

A Strategic Union
-----------------

As a result of acquiring Lifecodes, Orchid expects to become the market leader in identity genomics testing in the United States. Identity genomics uses the genetic variability markers contained in DNA to definitively establish a link between a sample and a specific individual.

Orchid intends to use its new leadership position to structure its identity genomics business for greater efficiency and cost effectiveness, rationalizing pricing and applying Orchid's proprietary SNP scoring technologies to industrialize the DNA analysis process. Its new global Orchid Cellmark Forensics unit, which reunites pioneering Cellmark businesses on both sides of the Atlantic, will carry one of the most respected names in the DNA forensics field.

Orchid and Lifecodes also have complementary businesses in DNA diagnostic products. Lifecodes' product line for HLA transplantation testing, when combined with Orchid's Elucigene diagnostic kit business, provides the foundation for the new Orchid Diagnostics unit.

Plans to achieve synergies by leveraging complementary assets and by selective infrastructure rationalizations will be formulated and implemented over the coming months. The transaction, excluding merger-related expenses, is not expected to materially affect Orchid's previously announced net operating results projections for 2001.

"This acquisition enables Orchid to leverage the existing assets of our GeneScreen and Cellmark U.K. units to become a consolidator in the heretofore fragmented, but potentially highly attractive identity genomics market," said Donald R. Marvin, chief operating officer and chief financial officer of Orchid. "We also acquire a robust DNA diagnostics business that provides the critical mass needed for the establishment of Orchid Diagnostics. As a result of this acquisition, we expect to be able to roughly double our revenue next year and to accelerate our profitability by about 12 months, to early 2004."

The combined company will have a network of eight accredited genetic testing laboratories in the U.S. and Europe. Orchid estimates that these labs currently perform more than 18 million genotypes per year in such diverse applications as forensics analysis, paternity determinations, HLA tissue typing for bone marrow and organ transplantation, as well as SNP scoring for attribute testing for agricultural breeding programs, for biomedical research, including whole genome and chromosome mapping and linkage disequilibrium studies, and for drug discovery and development programs, including clinical pharmacogenetic studies.

"Integrating our distinguished brand equities in forensics, paternity and HLA testing with Orchid's complementary businesses and its leading genotyping technologies should be a powerful combination," said Walter Fredericks, president and chief executive officer of Lifecodes. "Together, I believe that we can achieve the critical mass necessary to rationalize and progress genetic diversity markets and to leverage the ever-expanding opportunities for genetic diversity analysis in the post-genomic era." Mr. Fredericks will become an advisor to Orchid following the close of the transaction.

About Lifecodes
---------------

Founded in 1982, Lifecodes is a leading provider of public and private paternity testing services and the largest provider of commercial DNA forensics services in the U.S. Its Cellmark unit based in Germantown, Maryland is a widely respected leader in the DNA forensics field whose customers include law enforcement agencies involved in many high profile criminal cases, such as the OJ Simpson murder trial and the Unabomber prosecution. Lifecodes has a number of ISO and CLIA-accredited laboratories in the U.S. It also has a profitable business selling diagnostic testing kits and reagents to clinical laboratories for HLA tissue typing for organ and bone marrow transplantation, producing these products at its automated, accredited manufacturing facility in Stamford, Connecticut. Lifecodes has an agreement with Luminex Corporation to manufacture and market HLA testing kits designed for the Luminex microsphere-based LabMAP system. LabMAP technology enables laboratories to decrease the cycle time and cost of HLA testing.

About Orchid:
-------------

Orchid BioSciences, Inc. is a leading provider of products, services and technologies for SNP scoring and genetic diversity analyses. Orchid has developed SNP-IT(TM), its proprietary SNP analysis technology, and markets SNPstream(R) instruments and SNPware(TM) consumables that rapidly generate highly accurate, cost-effective SNP information. SNP-IT is usable in environments ranging from small-scale laboratories to large commercial facilities. The versatility of SNP-IT is enabling Orchid to partner with industry leaders to make SNP-IT-enabled products available on a wide variety of instrument platforms as part of Orchid's Platform Propagation(TM) strategy. Orchid also provides high throughput SNP scoring services to pharmaceutical, biotechnology, agricultural and academic customers through its MegaSNPatron(TM) facilities, and identity genomics testing for forensics and paternity, as well as clinical quality genotyping, through its GeneScreen and Cellmark units. Orchid also provides content-rich SNP databases and SNP panels to its customers and collaborators. Through its GeneShield and Pharmaceutical Value Creation business, Orchid seeks to identify and commercialize medical applications of SNPs. More information on Orchid and on the proposed acquisition of Lifecodes can be found at its web site www.orchid.com.
                             --------------

Orchid management will host a conference call at 10am ET on October 2, 2001. To participate in the conference call, please dial: USA: 800-354-6885 or Outside the USA: 415-537-1890 and ask for the Orchid Conference Call. To listen to the live or archived webcast via the Internet, go to the Investor Relations section of the company's website, www.orchid.com.
                          --------------

All statements in this press release that are not historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act as amended, including statements regarding Orchid's expectations that Orchid's and Lifecodes' combined technology and expertise will strengthen Orchid's leadership position in established markets for identity genomics, with estimated annual worldwide sales of between a quarter and a half billion dollars, Orchid's plans to achieve pricing leadership, significantly lower costs and develop new product and service offerings, Orchid's intention to use the combined leadership of Orchid and Lifecodes to transform the markets of identity genomics for forensics and paternity, Orchid's expectation that it will become the market leader in identity genomics testing in the United States, Orchid's intention to use the leadership position of the combined entity to structure its identity genomics business for greater efficiency and cost effectiveness, rationalizing pricing and applying Orchid's proprietary SNP scoring technologies to industrialize the DNA analysis process, Orchid's intention to launch its Orchid Diagnostic unit, Orchid's expectation that its revenues will double next year and that Orchid's profitability will accelerate by about 12 months to early 2004 as a result of the acquisition and Orchid's plans to identify proprietary medical applications of SNPs. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, but not limited to, uncertainties relating to technologies, product development, manufacturing, market acceptance, cost and pricing of Orchid products, dependence on collaborations and partners, regulatory approvals, competition, intellectual property of others, and patent protection and litigation. Orchid does not intend to update any of the forward-looking statements after the date of this release to conform these statements to actual results or to changes in its expectations, except as may be required by law. These risks and other additional factors affecting Orchid's business are discussed in Orchid's Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001. Orchid expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Orchid's expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

                                      ****

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Orchid. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by Orchid at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Orchid by directing such request to Orchid BioSciences, Inc., 303 College Road East, Princeton, NJ 08540,
Attn: Investor Relations, tel: (609) 750-2324 e-mail: ir@orchid.com.

Orchid and Lifecodes and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Lifecodes stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Orchid and Lifecodes directors and executive officers have in the merger are available in the proxy statement/prospectus.

                              ********************